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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                             Under Section 14(d)(1)
           of Section 13(e)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 6--Final Amendment)

                               ----------------

                              CAREERBUILDER, INC.
                       (Name of Subject Company (Issuer))

                              CB ACQUISITION CORP.
                             CAREER HOLDINGS, INC.
                                TRIBUNE COMPANY
                             KNIGHTRIDDER.COM, INC.
                                ROBERT MCGOVERN
                                JAMES WINCHESTER
                      (Name of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   141684100
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Mark W. Hianik
                           435 North Michigan Avenue
                            Chicago, Illinois 60611
(Name, address and telephone number of person authorized to receive notices and communication on behalf of filing persons)

                                   Copies to:

       Peter Lillevand            Adrienne Lilly              Pran Jha
    Orrick, Herrington &       50 West San Fernando        Sidley & Austin
        Sutcliffe LLP                 Street               Bank One Plaza
  Old Federal Reserve Bank           7th Floor        10 South Dearborn Street
          Building             San Jose, California    Chicago, Illinois 60603
     400 Sansome Street                95113            Telephone: (312) 853-
  San Francisco, California    Telephone: (408) 938-            7000
            94111                      0260
  Telephone: (415) 392-1122

   Check the appropriate boxes below to designate any transactions to which the statements relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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   This Amendment No. 6 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by CB Acquisition Corp., a Delaware corporation ("Purchaser") and Career Holdings, Inc. a Delaware corporation ("Career Holdings"), on July 25, 2000 as amended by Amendments No. 1, 2, 3, 4 and 5 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") of CareerBuilder, Inc., a Delaware corporation ("Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9, 11 and 13.

   Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

   The Offer expired at 12:00 midnight, New York time, on Monday, August 21, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 23,415,389 Shares, representing approximately 98% of the outstanding Shares. On August 22, 2000, Career Holdings issued a press release announcing the closing of the tender offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

Item 12. Exhibits.

   Item 12 of the Schedule TO is hereby amended by adding thereto the following:

   (a)(1)(J) Text of press release issued by Career Holdings on August 22, 2000.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                                          Career Holdings, Inc.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name: David D. Hiller
                                          Title: President and Assistant
                                           Secretary

                                          CB Acquisition Corp.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name: David D. Hiller
                                          Title: President and Assistant
                                           Secretary

                       SCHEDULE 13E-3

                                          CareerBuilder, Inc.

                                                      James A. Tholen
                                          By: _________________________________
                                          Name: James A. Tholen
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

                                          Tribune Company

                                                      Mark W. Hianik
                                          By: _________________________________
                                          Name: Mark W. Hianik
                                          Title: Vice President

                                          KnightRidder.com, Inc.

                                                         Tally Liu
                                          By: _________________________________
                                          Name: Tally Liu
                                          Title: Vice President of Finance and
                                           Operations

                                                      Robert McGovern
                                          By: _________________________________
                                          Name: Robert McGovern

                                                     James Winchester
                                          By: _________________________________
                                          Name: James Winchester

Date: August 22, 2000

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                                 EXHIBIT INDEX

  Exhibit
    No.                             Description
  -------                           -----------
 (a)(1)(J) Text of press release issued by Career Holdings on August 22,
           2000.

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